SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 13)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Norwegian Cruise Line Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G66721 10 4
(CUSIP Number)

Blondel So King Tak Executive Vice President, Corporate Services Genting Hong Kong Limited c/o Suite 1501, Ocean Centre 5 Canton Road Kowloon, Hong Kong, People’s Republic of China +852-2378-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G66721 10 4	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS Star NCLC Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS(see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,898,307 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,898,307 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,898,307 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6% (See Item 5)*
14	TYPE OF REPORTING PERSON CO
*	The calculation is based on a total of 228,463,930 Ordinary Shares (as defined herein) outstanding as of October 31, 2017, as reported in the Final Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 17, 2017.

Page 2 of 16 Pages

CUSIP No. G66721 10 4	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS Genting Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS(see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,898,307 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,898,307 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,898,307 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6% (See Item 5)*
14	TYPE OF REPORTING PERSON CO
*	The calculation is based on a total of 228,463,930 Ordinary Shares (as defined herein) outstanding as of October 31, 2017, as reported in the Final Prospectus Supplement filed by the Issuer with the Commission on November 17, 2017.

Page 3 of 16 Pages

This Amendment No. 13 (the “Amendment”) amends and supplements the Schedule 13D filed on February 4, 2013, as amended and supplemented by Amendment No. 1 filed on August 16, 2013, Amendment No. 2 filed on December 9, 2013, Amendment No. 3 filed on December 31, 2013, Amendment No. 4 filed on March 10, 2014, Amendment No. 5 filed on November 21, 2014, Amendment No. 6 filed on March 11, 2015, Amendment No. 7 filed on April 10, 2015, Amendment No. 8 filed on May 26, 2015, Amendment No. 9 filed on August 13, 2015, Amendment No. 10 filed on December 17, 2015, Amendment No. 11 filed on June 28, 2017 and Amendment No. 12 filed on August 16, 2017 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by Star NCLC Holdings Ltd. (“Star NCLC”) and Genting Hong Kong Limited (“Genting HK”) with respect to the Ordinary Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second and fourth paragraphs of Item 2 of the Original Schedule 13D in its entirety as follows:

“Star NCLC, a wholly-owned subsidiary of Genting HK, is the record owner of an aggregate of 12,898,307 Ordinary Shares (the “Genting Shares”).  The Ordinary Shares reported as beneficially owned by each Reporting Person include only those Ordinary Shares over which such person may be deemed to have voting or dispositive power.”

“As of October 31, 2017, the principal shareholder of Genting HK is: Golden Hope Limited (“GHL”) as trustee of the Golden Hope Unit Trust (“GHUT”) – 70.8%.  GHL is a company incorporated in the Isle of Man acting as trustee of GHUT, a private unit trust which is held directly and indirectly by First Names Trust Company (Isle of Man) Limited, as trustee of a discretionary trust, the beneficiaries of which are Tan Sri Lim Kok Thay and certain members of his family.”

Item 4.  Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by inserting the following before the paragraph titled “General”:

“Resale Offering (November2017)

On November 15, 2017, the Issuer and the Shareholders entered into an underwriting agreement (the “Nov. 2017 Resale Offering Underwriting Agreement”) with Morgan Stanley & Co. LLC (the “Nov. 2017 Resale Offering Underwriter”), pursuant to which, among other things, Star NCLC agreed to sell, and the Nov. 2017 Resale Offering Underwriter agreed to purchase, 5,000,000 Ordinary Shares at a price of $54.11 per Ordinary Share (the “Nov. 2017 Resale Offering”). The Nov. 2017 Resale Offering was made pursuant to the Shelf Registration Statement.

The Nov. 2017 Resale Offering closed on November 20, 2017.

Resale Offering Lock-Up Agreement (November 2017)

In connection with the Nov. 2017 Resale Offering, Star NCLC agreed pursuant to a lock-up agreement (the “Nov. 2017 Resale Offering Lock-Up Agreement”), subject to certain exceptions, not to, without the prior written consent of the Nov. 2017 Resale Offering Underwriter, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or file (or participate in the filing of) a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any Ordinary Shares, any other securities of the Issuer that are substantially similar to the Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase the foregoing (the “Lock-Up Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or

Page 4 of 16 Pages

otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii), for a period beginning on the date of such Lock-Up Agreement and ending on, and including, the date that is 30 days after the date of the Nov. 2017 Resale Offering Underwriting Agreement; provided, that Genting HK may (x) publish and dispatch (A) a circular, a notice of general meeting and a proxy form (including any related supplemental documents) in relation to a specific mandate that Genting HK may seek from its shareholders to authorize its board of directors to effect disposals of the Ordinary Shares (the “GHK Shareholder Consent”) pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and (B) any announcement for the purpose of obtaining the GHK Shareholder Consent; and (y) pledge up to 11 million Ordinary Shares as collateral to secure repayment of amounts outstanding under its existing revolving facilities agreement.”

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“References to and descriptions of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the Dec. 2013 Resale Offering Underwriting Agreement, the Dec. 2013 Resale Offering Lock-Up Agreement, the Feb. 2014 Resale Offering Underwriting Agreement, the Feb. 2014 Resale Offering Lock-Up Agreement, the Nov. 2014 Amendment to the Shareholder’s Agreement, the March 2015 Resale Offering Underwriting Agreement, the March 2015 Resale Offering Lock-Up Agreement, the Waiver Letter, the May 2015 Resale Offering Underwriting Agreement, the May 2015 Resale Offering Lock-Up Agreement, the August 2015 Resale Offering Underwriting Agreement, the August 2015 Resale Offering Lock-Up Agreement, the Dec. 2015 Resale Offering Underwriting Agreement, the Dec. 2015 Resale Offering Lock-Up Agreement, the Aug. 2017 Resale Offering Underwriting Agreement, the Aug. 2017 Resale Offering Lock-Up Agreement, the Nov. 2017 Resale Offering Underwriting Agreement and the Nov. 2017 Resale Offering Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the Dec. 2013 Resale Offering Underwriting Agreement, the Dec. 2013 Resale Offering Lock-Up Agreement, the Feb. 2014 Resale Offering Underwriting Agreement, the Feb. 2014 Resale Offering Lock-Up Agreement, the Nov. 2014 Amendment to the Shareholder’s Agreement, the March 2015 Resale Offering Underwriting Agreement, the March 2015 Resale Offering Lock-Up Agreement, the Waiver Letter, the May 2015 Resale Offering Underwriting Agreement, the May 2015 Resale Offering Lock-Up Agreement, the August 2015 Resale Offering Underwriting Agreement, the August 2015 Resale Offering Lock-Up Agreement, the Dec. 2015 Resale Offering Underwriting Agreement, the Dec. 2015 Resale Offering Lock-Up Agreement, the Aug. 2017 Resale Offering Underwriting Agreement, the Aug. 2017 Resale Offering Lock-Up Agreement, the Nov. 2017 Resale Offering Underwriting Agreement and the Nov. 2017 Resale Offering Lock-Up Agreement which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11, Exhibit 12, Exhibit 13, Exhibit 14, Exhibit 15, Exhibit 16, Exhibit 17, Exhibit 18, Exhibit 19, Exhibit 20, Exhibit 21, Exhibit 22 and Exhibit 23 respectively, and are incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates paragraphs 2 and 3 of Item 5 of the Original Schedule 13D as set forth below:

“(a)–(b) The following disclosure is based on a total of 228,463,930 Ordinary Shares (as defined herein) outstanding as of October 31, 2017, as reported in the Final Prospectus Supplement filed by the Issuer with the Commission on November 17, 2017.

Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own 12,898,307 Ordinary Shares of the Issuer, which constitutes approximately 5.6 % of the outstanding Ordinary Shares of the Issuer.”

Item 7. Material to Be Filed as Exhibits

1. Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

Page 5 of 16 Pages

2. Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting HK, Star NCLC, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3. Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013) (the “Resale Offering Underwriting Agreement”).

5. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC and Genting HK filed with the Commission on August 16, 2013).

6. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013) (the “Dec. 2013 Resale Offering Underwriting Agreement”).

7. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2013 Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

8. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 10, 2014) (the “Feb. 2014 Resale Offering Underwriting Agreement”).

9. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Feb. 2014 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 9 to Amendment No. 4 to Schedule 13D filed by Star NCLC and Genting HK on March 10, 2014).

10. Amendment No. 1 to the Amended and Restated Shareholder’s Agreement, dated November 19, 2014, by and among Norwegian Cruise Line Holdings Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., TPG Viking AIV III, L.P., AIF VI Euro Holdings, L.P., AAA Guarantor – Co-Invest VII, L.P., AIF VII Euro Holdings, L.P., Apollo Alternative Assets, L.P., Apollo Management VI, L.P. and Apollo Management VII, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 20, 2014).

Page 6 of 16 Pages

11. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 9, 2015) (the “March 2015 Resale Offering Underwriting Agreement”).

12. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the March 2015 Resale Offering Underwriting Agreement and UBS Securities LLC (incorporated by reference to Exhibit 12 to Amendment No. 6 to Schedule 13D filed by Star NCLC and Genting HK on April 10, 2015).

13. Waiver Letter, dated April 9, 2015, by Genting Hong Kong Limited and Star NCLC Holdings Ltd. (incorporated by reference to Exhibit 13 to Amendment No. 7 to Schedule 13D filed by Star NCLC and Genting HK on April 10, 2015).

14. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on May 21, 2015) (the “May 2015 Resale Offering Underwriting Agreement”).

15. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the May 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (incorporated by reference to Exhibit 15 to Amendment No. 8 to Schedule 13D filed by Star NCLC and Genting HK on May 26, 2015).

16. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 12, 2015) (the “August 2015 Resale Offering Underwriting Agreement”).

17. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the August 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (incorporated by reference to Exhibit 2 to Amendment No. 8 to Schedule 13D of Apollo Funds filed with the Commission on August 18, 2015).

18. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on December 16, 2015) (the “Dec. 2015 Resale Offering Underwriting Agreement”).

19. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (incorporated by reference to Exhibit 19 to Amendment No. 10 to Schedule 13D filed by Star NCLC and Genting HK on December 17, 2015).

20. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc., Barclays Capital Inc. and Goldman, Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 14, 2017) (the “Aug. 2017 Resale Offering Underwriting Agreement”).

21. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Aug. 2017 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc., Barclays Capital Inc. and Goldman, Sachs & Co. LLC. (incorporated by reference to Exhibit 21 to Amendment No. 12 to Schedule 13D filed by Star NCLC and Genting HK on August 16, 2017).

22. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 17, 2017).

Page 7 of 16 Pages

23. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Nov. 2017 Resale Offering Underwriting Agreement and Morgan Stanley & Co. LLC.

Page 8 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2017

STAR NCLC HOLDINGS LTD.

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Director

GENTING HONG KONG LIMITED

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Executive Vice President, Corporate Services and Authorized Person

Page 9 of 16 Pages

Schedule A-1

Star NCLC Holdings Ltd. – Directors*

Name	Business Address	Present principal occupation or employment	Name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
SO King Tak Blondel	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Executive Vice President, Corporate Services of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Chinese
CHOO Seng Nam	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Deputy Chief Financial Officer of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian

* Star NCLC has no Executive Officers.

Page 10 of 16 Pages

Schedule A-2

Genting Hong Kong Limited – Directors and Executive Officers

Name	Business Address	Present principal occupation or employment	Name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
LIM Kok Thay	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Chairman and Chief Executive Officer of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Chairman and Chief Executive of Genting Berhad	Genting Berhad (Investment holding and management company) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Chairman and Chief Executive of Genting Malaysia Berhad	Genting Malaysia Berhad (Provision of leisure and hospitality services) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Director and Chief Executive of Genting Plantations Berhad	Genting Plantations Berhad (Plantation, investment holding and provision of management services to its subsidiaries) 10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

Page 11 of 16 Pages

Name	Business Address	Present principal occupation or employment	Name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
	10 Sentosa Gateway, Resorts World Sentosa, Singapore 098270	Executive Chairman of Genting Singapore PLC	Genting Singapore PLC (Investment holding company) 10 Sentosa Gateway, Resorts World Sentosa, Singapore 098270
SMITH Alan Howard	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Deputy Chairman and Independent Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	British
LIM Keong Hui	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Executive Director, Executive Director – Chairman’s Office and Chief Information Officer of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Non-Independent Executive Director, Executive Director – Chairman’s Office and Chief Information Officer of Genting Berhad	Genting Berhad (Investment holding and management company) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Non-Independent Executive Director and Chief Information Officer of Genting Malaysia Berhad	Genting Malaysia Berhad (Provision of leisure and hospitality services) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

Page 12 of 16 Pages

Name	Business Address	Present principal occupation or employment	Name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
	10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Non-Independent Non-executive Director of Genting Plantations Berhad	Genting Plantations Berhad (Plantation, investment holding and provision of management services to its subsidiaries) 10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
LAM Wai Hon Ambrose	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Independent Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	British
	Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Chief Executive Officer of Investec Capital Asia Limited	Investec Capital Asia Limited (Corporate finance advisory and equities businesses) Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
	Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Country Head for China & Hong Kong of Investec Group	Investec Group (Corporate finance advisory, equities businesses and investment) Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

Page 13 of 16 Pages

Name	Business Address	Present principal occupation or employment	Name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
	31/F., COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong	Independent Non-executive Director of China Agri-Industries Holdings Limited	China Agri-Industries Holdings Limited (Production, processing and distribution of agricultural products and related businesses) 31/F., COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong
Justin TAN Wah Joo	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Independent Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian

Page 14 of 16 Pages

INDEX TO EXHIBITS

1. Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

2. Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting HK, Star NCLC, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3. Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013).

5. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC and Genting HK filed with the Commission on August 16, 2013).

6. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

7. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2013 Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

8. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 10, 2014).

9. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Feb. 2014 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 9 to Amendment No. 4 to Schedule 13D filed by Star NCLC and Genting HK on March 10, 2014).

10. Amendment No. 1 to the Amended and Restated Shareholder’s Agreement, dated November 19, 2014, by and among Norwegian Cruise Line Holdings Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., TPG Viking AIV III, L.P., AIF VI Euro Holdings, L.P., AAA Guarantor – Co-Invest VII, L.P., AIF VII Euro Holdings, L.P., Apollo Alternative Assets, L.P., Apollo

Page 15 of 16 Pages

Management VI, L.P. and Apollo Management VII, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 20, 2014).

11. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 9, 2015).

12. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the March 2015 Resale Offering Underwriting Agreement and UBS Securities LLC (incorporated by reference to Exhibit 12 to Amendment No. 6 to Schedule 13D filed by Star NCLC and Genting HK on April 10, 2015).

13. Waiver Letter, dated April 9, 2015, by Genting Hong Kong Limited and Star NCLC Holdings Ltd. (incorporated by reference to Exhibit 13 to Amendment No. 7 to Schedule 13D filed by Star NCLC and Genting HK on April 10, 2015).

14. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on May 21, 2015).

15. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the May 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (incorporated by reference to Exhibit 15 to Amendment No. 8 to Schedule 13D filed by Star NCLC and Genting HK on May 26, 2015).

16. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 12, 2015).

17. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the August 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (incorporated by reference to Exhibit 2 to Amendment No. 8 to Schedule 13D of Apollo Funds filed with the Commission on August 18, 2015).

18. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on December 16, 2015).

19. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (incorporated by reference to Exhibit 19 to Amendment No. 10 to Schedule 13D filed by Star NCLC and Genting HK on December 17, 2015).

20. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc., Barclays Capital Inc. and Goldman, Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 14, 2017).

21. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Aug. 2017 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc., Barclays Capital Inc. and Goldman, Sachs & Co. LLC. (incorporated by reference to Exhibit 21 to Amendment No. 12 to Schedule 13D filed by Star NCLC and Genting HK on August 16, 2017).

22. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 17, 2017).

23. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Nov. 2017 Resale Offering Underwriting Agreement and Morgan Stanley & Co. LLC.

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